CREDIT SUISSE ASSET MANAGEMENT, LLC Eleven Madison Avenue 212 325 2000 New York, NY 10010-3629

March 29, 2022

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Asset Management Income Fund, Inc. (the “Registrant”)

Preliminary Proxy Materials filed on March 3, 2022

Investment Company Act File No 811-05012

Dear Ms. Browning:

This letter responds to comments on the above-referenced Preliminary Proxy Materials that the staff (the “Staff’) of the Securities and Exchange Commission provided in telephone conversations with the undersigned on March 11, 2022 and March 24, 2022 and a telephone conversation with the undersigned and Bissie K. Bonner of Willkie Farr & Gallagher LLP on March 25, 2022.

For your convenience, the substance of your comments has been restated below in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement included in the Proxy Materials.

General

Comment No. 1:	Please clearly mark the Proxy Statement as preliminary.

Response:	The Registrant has made the requested change in the Preliminary Proxy Materials being refiled concurrently with this letter and will make the change in future filings.

Comment No. 2:	Please separate Proposal 3 into two separate proposals.

Response:	The Registrant has made the requested change.

Comment No. 3:	Revise the Proxy Card to conform to changes made to address the Staff’s comments on the Proxy Materials, as applicable.

Response:	The Registrant has made the requested changes.

Comment No. 4:	Please file amended Preliminary Proxy Materials to address the Staff’s comments to the Preliminary Proxy Materials filed on March 3, 2022.

Response:	The Registrant is filing amended Preliminary Proxy Materials concurrently with the filing of this letter. The Registrant intends to file Definitive Proxy Materials within one business day of filing the amended Preliminary Proxy Materials in reliance on Note 1 to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Comment No. 5:	Please confirm that the Registrant has acknowledged the SEC Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns, available at https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns.

Response:	The Registrant confirms that it has acknowledged the SEC Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.

Comment No. 6:	Please confirm that the virtual meeting of shareholders is being held in accordance with applicable state law and the Registrant’s charter documents.

Response:	The Registrant confirms that the virtual meeting of shareholders is being held in accordance with Maryland law and the Registrant’s charter.

Comment No. 7:	Please confirm that Item 4 of Schedule 14A under the Exchange Act.

Response:	The Registrant confirms that the terms of the proxy solicitation conform with the requirements of Item 4 of Schedule 14A.

Notice of Annual Meeting of Shareholders

Comment No. 8:	Consider adding a statement to the Notice of Annual Meeting of Shareholders (the “Notice”) that the Board of Directors of the Registrant recommends that it is in the best interest of the shareholders and the Fund to vote “For” the proposals.

Response:	The below language has been added to the Notice:

The Board of Directors of the Fund has determined that is in the best interest of shareholders and the Fund to vote “FOR” the proposals.

Comment No. 9:	Please confirm that shareholders will be able to ask questions or make statements virtually.

Response:	The below language has been added to the Notice:

You will be able to attend and participate in the Meeting online and submit your questions or statements prior to and during the Meeting.

Comment No. 10:	Please consider adding a technical assistant phone number in case shareholders experience technical difficulties.

Response:	The Registrant has made the requested change.

Comment No. 11:	Please add a statement to the Notice explaining how a shareholder can revoke a prior proxy.

Response:	The below language has been added to the Notice:

A previously submitted proxy card can be revoked by mail (addressed to the Secretary of the Fund, c/o Credit Suisse Asset Management, LLC, Eleven Madison Avenue, 9th Floor, New York, New York 10010), voting again through the toll-free number or the Internet address listed in the proxy card, or at the Meeting by executing a superseding proxy card or by submitting a notice of revocation. Merely attending the Meeting, however, will not revoke any previously submitted proxy card.

Proxy Statement

Comment No. 12:	On page 1, second paragraph, first sentence, please clarify the reasonable out of pocket expenses and the identity of “others” (in addition to brokerage firms) who can be reimbursed for their expenses and consider removing “e.g.” at the beginning of the parenthetical.

Response:	The below language on page 1 has been revised as follows (hereinafter, additions are noted in bold and underlined text, deletions are noted in ~~italics and strikethrough~~ text):

Proxy solicitations will be made primarily by mail, but solicitations may also be made by telephone or personal interviews conducted by officers or employees of the Fund; Credit Suisse Asset Management, LLC (“Credit Suisse”), the investment adviser to the Fund; State Street Bank and Trust Company, the administrator of the Fund (the “Administrator”); or AST Fund Solutions, LLC (“AST”), a professional proxy solicitation firm that has been retained by the Fund for a fee not to exceed

$1,500 plus all reasonable out of pocket expenses (mailings, emails, and shareholder telephone calls) incurred on behalf of the Fund. All costs of solicitation, including (a) printing and mailing of this Proxy Statement and accompanying material, (b) the reimbursement of brokerage firms and ~~others~~ proxy solicitation firms for their expenses in forwarding solicitation material to the beneficial owners of the Fund’s shares, (c) payment of AST for its services in soliciting Proxies and (d) supplementary solicitations to submit Proxies, will be borne by the Fund.

Comment No. 13:	On page 1, please clarify the second sentence of the fifth paragraph. In addition, if a shareholder can revoke a Proxy through means other than by mail, please disclose these means.

Response:	The fifth paragraph language on page 1 has been revised as follows:

If the enclosed Proxy is properly executed and returned in time to be voted at the Meeting, the shares represented thereby will be voted in accordance with the instructions marked on the Proxy. If no instructions are marked on the Proxy, the Proxy will be voted “FOR” each proposal presented for approval at the Meeting, and~~,~~ will be voted on any matters that may properly come before the Meeting in accordance with the judgment of the persons named in the Proxy~~, on any matters that may properly come before the Meeting and that are deemed appropriate~~. Any shareholder giving a Proxy has the power to revoke it by mail (addressed to the Secretary of the Fund, c/o Credit Suisse Asset Management, LLC, Eleven Madison Avenue, 9th Floor, New York, New York 10010), voting again through the toll-free number or the Internet address listed in the proxy card or at the Meeting by executing a superseding Proxy or by submitting a notice of revocation. Merely attending the Meeting, however, will not revoke any previously submitted Proxy.

Comment No. 14:	On page 2, in the second full paragraph, clarify the first sentence regarding the treatment of abstentions and broker non-votes as “shares that are present.”

Response:	The second paragraph on page 2 has been revised as follows:

For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present at the Meeting but which have not been voted. Accordingly, shareholders are urged to forward their voting instructions promptly.

Comment No. 15:	On page 2, in the third full paragraph, the first sentence reads “[t]he election of a Director in Proposal 1 will require that the candidate receive a plurality of the votes cast at the Meeting virtually or by Proxy.” Please clarify what “plurality” means.

Response:	The third paragraph on page 2 has been revised to add the following explanation of a “plurality” vote:

A “plurality” vote means the candidate who receives the largest number of votes cast (even if they receive less than a majority) will be elected as a Director. Since the candidate for election as a Director in Proposal 1 is running unopposed, the candidate only needs one vote to be elected if there is a quorum present at the Meeting.

Comment No. 16:	Please clarify whether any proposal is contingent on any other proposal.

Response:	No proposal is contingent upon the approval of any other proposal. The Registrant has added a statement to this effect in the Notice and the Proxy Statement.

Comment No. 17:	On page 2, in the third paragraph, move up the sentence regarding the treatment of abstentions and broker non-votes from the fourth paragraph.

Response:

The Registrant respectfully declines to move up the sentence regarding the treatment of abstentions and broker non-votes from the fourth paragraph to the third paragraph. The third paragraph discusses the treatment of abstentions and broker-non votes in the context of Proposal 1. Because the election of a director contemplated by Proposal 1 is a “routine” item and requires approval of a plurality of votes, abstentions and broker non-votes will not have any effect on the outcome of Proposal 1. On the other hand, the fourth paragraph discusses the treatment of abstentions and broker-non votes in the context of Proposals 2, 3 and 4. Because the proposed amendments to the Registrant’s charter contemplated by these proposals are “non-routine” items, abstentions and broker non-votes will be treated as votes against Proposals 2, 3 and 4.

Comment No. 18:

On page 3, in the first paragraph under the section titled “Proposal 1: Election of Director,” please revise the description of the proposal to indicate that it relates to the election one “Non-Interested Director.” Please also add a brief explanation of the term “interested persons.” In addition, please consider moving the discussion of the candidate’s class and term in the second paragraph of this section to the first paragraph.

Response:

The Registrant has made changes to indicate that the candidate for election is a Non-Interested Director and to include a brief summary of the term “interested persons.” The Registrant respectfully declines to move the description of the candidate’s class and term as suggested because the Registrant believes this information is more appropriately disclosed alongside the class and term information for the Registrant’s other Directors who are not candidates for election at the Meeting.

Comment No. 19:	On page 7, please revise the column entitled “Length of Time Served” to add the information regarding the term of office for the Fund’s officers.

Response:	The Registrant has made the requested change.

Comment No. 20:	On page 13, please add a summary of the Registrant’s at-the-market offering.

Response:	The Registrant has made the requested change.

Comment No. 21:	On page 13 in the section entitled “Potential Risk of the Proposed Amendment”, if current shareholders have preemptive or similar rights with respect to the Fund’s common shares that would permit them to purchase new issues of common stock in order to maintain their current level of ownership, please add disclosure addressing such rights. In addition, please confirm supplementally that sales made under the ATM offering program will comply with Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state law.

Response:

The Registrant confirms that current shareholders do not have preemptive or similar rights with respect to the Fund’s common shares that would permit them to purchase new issues of common stock in order to maintain their current level of ownership. In addition, the Registrant confirms that sales made under the ATM offering program will comply with Rule 415 under the Securities Act and Maryland law.

Comment No. 22:	On page 14, the last sentence on the page states: “The exact time of the filing, however would be determined by CIK, which reserves the right to delay the filing for up to six months[.]” How is this delay legally possible?

Response:	Under Maryland law, there is no prescribed time period within which a corporation must file a proposed amendment to its charter following approval by shareholders, and the board of directors of a corporation can approve a delay in filing using its reasonable business judgment. The Registrant has revised the above-referenced disclosure to read as follows: “The exact timing of the filing, however, would be determined by CIK, which reserves the right to delay the filing following shareholder approval until such time as determined by the Board in its sole discretion.”

Comment No. 23:	On page 15, the disclosure states: “the Board, in its sole discretion, determines that the amendment is no longer in the best interests of CIK or its shareholders.” How is this permissible and under what legal authority?

Response:	Section 2-612 of the Maryland General Corporation Law (the “MGCL”) permits a proposed amendment to the charter of a corporation to be abandoned before the effective date of the articles by a majority vote of the corporation’s board of directors. The Registrant has added a reference to reliance on Section 2-612 of the MGCL in the above-referenced disclosure.

Comment No. 24:	On Page 15, separate Proposal 3 into two separate proposals.

Response:	The Registrant has made the requested change.

Comment No. 25:	On Page 15, please clarify the third paragraph.

Response:	The above-reference disclosure, which has been moved under the discussion of new Proposal 4, has been revised as follows:

With respect to the provision permitting the Board to issue stock of CIK, Section 2-204 of the MGCL requires shareholder consent to issue stock of a corporation unless either (i) the charter of the corporation expressly permits the board of directors to authorize the issuance, (ii) the charter does not require shareholder approval of the issuance and the value of the consideration to be received is at least equal to the par value of the stock to be issued, or (iii) the issuance as authorized by the board of directors was submitted for and approved at either an annual or special meeting of the shareholders. Given the broad authority for these types of actions otherwise provided to the board of directors by statute and typically in charters, it is common for a Maryland corporation to ~~clarify~~ specify in its charter that its board of directors has full authority to issue stock in all circumstances.

Comment No. 26:	On page under the heading entitled “Potential Risks of the Proposed Amendment”, please enhance the paragraph to make clear that if the proposal is approved, shareholders would no longer have the authority to approve changes to the number of authorized shares of the Registrant.

Response:	The below language has been added to the above-referenced disclosure:

If Proposal 3 is approved by shareholders, shareholders will no longer have the authority to approve increases or decreases in the number of authorized shares.

Comment No. 27:	Please move the section entitled “Compensation” on page 21 to the section entitled “Proposal 1: Election of Director.”

Response:	The Registrant has made the requested change.

Should you have any questions concerning the above, please call the undersigned at (212) 325-7349.

Very truly yours,

/s/ Karen Regan
Karen Regan

cc:	Lou Anne McInnis, Credit Suisse Asset Management, LLC
Bissie Bonner, Willkie Farr & Gallagher LLP